Private Placement Insurance Products, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flow from operating activities:

Net income (loss)		$ 150,181
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ (69)	
Due from related party	(1,279)	
Increase (decrease) in liabilities:		
Commissions payable	1,945	
Due to related party	108	
Total adjustments		705
Net cash provided by (used in) operating activities		150,886
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member distributions	(84,000)	
Net cash provided by (used in) financing activities		(84,000)
Net increase (decrease) in cash		66,886
Cash at beginning of year		139,410
Cash at end of year		$ 206,296

Supplemental disclosure of cash flow information:

Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 3,300	

The accompanying notes are an integral part of these financial statements.